Form 20-F
period 2003-06-30
INTERSTAR SECURITISATION MANAGEMENT PTY LTD
filed 2004-01-13
CIK 1174852

SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                    FORM 20-F

(MARK ONE)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the period from February 27, 2003 to June 30, 2003.

Commission file number 333-102569


                 INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED
   In its capacity as Manager of the Interstar Millennium Series 2003-1G Trust
                      Australian Company Number 100 346 898
             (Exact name of Registrant as specified in its charter)

                           New South Wales, Australia
                 (Jurisdiction of incorporation or organization)

        Level 28, 367 Collins Street, Melbourne, Victoria 3000 Australia
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None

SECURITIES REQUIRED TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$750,000,000 Class A2 Mortgage Backed Floating Rate Notes due 2035 US$15,500,000 Class B1 Mortgage Backed Floating Rate Notes due 2035


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

  Yes  [X]     No  [_]

Indicate by check mark which financial statement item the registrant has elected to follow

  Item 17 [_]   Item 18 [_] Incorporated by Reference to filings on Form 6K [X]

                              CROSS-REFERENCE SHEET


20-F ITEM NUMBERS AND CAPTION                                                   LOCATION


PART I

1.    Identity of Directors, Senior Management                                  Not applicable and Advisers

2.    Other Statistics and Expected Timetable                                   Not applicable

3.    Key Information                                                           Selected Financial Information

4.    Information on the Trust                                                  Property

5.    Operation and Financial Review and Prospects                              Not applicable

6.    Directors, Senior Management and Employees                                Not applicable

7.    Major  Shareholders and Related Party Transactions                        Major Shareholders and Interest of
                                                                                Transactions Management and
                                                                                Related Parties in Transactions

8.    Financial Information                                                     Not applicable

9.    The Offer and Listing                                                     Markets

10.   Additional Information                                                    Exchange Controls, Taxation, Legal
                                                                                Proceedings, Holders of Notes

11.   Quantitative and Qualitative Disclosures                                  Market Risk
      About Market Risk

12.   Description of Securities Other Than Equity                               Not applicable
      Securities




PART II


13.   Defaults, Dividend Arrearages and Delinquencies                           Defaults and Delinquencies

14.   Material Modifications to Rights of Security                              Material Modifications to Rights of
      Holders and Use of Proceeds                                               Security Holders

15.   Controls and Procedures                                                   Not applicable

16.   [RESERVED]                                                                Not applicable



PART III

17.   Financial Statements                                                      Not applicable

18.   Financial Statements                                                      Not applicable

19.   Exhibits                                                                  Exhibits


TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference..........................................................................1

Item 1:  Identity of Directors, Senior Management and Advisors...........................................................1

Item 2:  Offers Statistics and Expected Timetable........................................................................1

Item 3:  Selected Financial Information..................................................................................1

Item 4:  Information on the Trust........................................................................................2

Item 5:  Operation and Financial Review and Prospectus...................................................................3

Item 6:  Directors, Senior Management and Employees......................................................................3

Item 7:  Major Shareholders and Interest of Management and Related Parties in Transactions...............................3

Item 8:  Financial Information...........................................................................................3

Item 9:  Markets.........................................................................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes................................................3

Item 11: Quantitative and Qualitative Disclosures about Market Risk......................................................8

Item 12: Description of Securities other than Equity Securities..........................................................9


PART II

Item 13: Defaults and Delinquencies......................................................................................9

Item 14: Material Modification to Rights of Security Holders and Use of Proceeds.........................................9


PART III

Item 15: Controls and Procedures.........................................................................................9

Item 16: [Reserved].....................................................................................................10

Item 17: Financial Statements...........................................................................................10

Item 18: Financial Statements...........................................................................................10

Item 19: Exhibits.......................................................................................................10


EXHIBITS

Exhibit 13.1:  Noteholders Report for the May 27, 2003 Payment Date
Exhibit 13.2:  Aggregate Totals for Fiscal Year
Exhibit 31.1:  Section 302 Certification
Exhibit 99.1:  The Manager Officer's Certificate of Compliance
Exhibit 99.2:  The Servicer Officer's Certificate of Compliance
Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate

INTERSTAR MILLENNIUM SERIES 2003-1G TRUST

PART 1

This Annual Report on Form 20-F relates to the Interstar Millennium Series 2003-1G Trust (the "Trust") and the Class A2 and Class B1 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of February 26, 2003 (the "Note Trust Deed"), between Perpetual Trustees Victoria Limited, the issuer trustee (the "Issuer Trustee"); Interstar Securitisation Management Pty Ltd (the "Manager"), as Manager; and The Bank of New York, as note trustee (the "Note Trustee"). Capitalised terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus and Series Notice relating to the Notes.

The information required for some items in Form 20-F is "not applicable" to the Trust or the Manager. As used in this Annual Report filed on Form 20-F, "not applicable" or the "Not Applicable" means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission's Staff with respect to substantially similar securities and trusts that file annual reports on Form 10-K.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Manager incorporates by reference its Noteholders Reports, filed as periodic filings on Form 6-K, which contain all financial information related to the Trust relevant to the holders of the Notes (the "Noteholders"), pursuant to rule 12b-23 promulgated under the Securities Exchange Act of 1934.


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.


ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.


ITEM 3.     SELECTED FINANCIAL INFORMATION

The Manager globally incorporates by reference and attaches hereto as Exhibit 13.1, pursuant to Rules 12b-23 promulgated under the Securities Exchange Act of 1934, the following quarterly Noteholders Report (the "Noteholder Report"), filed on Form 6-K, which include all financial information relating to the Trust that is relevant to Noteholders.

o        Noteholders Report for the May 27, 2003 Payment Date

The Manager also attaches hereto, as Exhibit 13.2 the following document:

o        Aggregate Totals for Fiscal Year,

CURRENCY EXCHANGE

A portion of the financial information provided in the exhibits listed above contain information in Australian Dollars. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2003 was US$0.6713=A$1.00.

Payments to Noteholders are generally not effected by fluctuations in the exchange rate between Australian and U.S. dollars because of the existence of currency swap.


ITEM 4.     INFORMATION ON THE TRUST

The legal name of the Trust is the Interstar Millennium Series 2003-1G Trust. The Trust was established by execution of a notice of creation of trust by Interstar Securities (Australia) Pty Limited, the Manager and the Issuer Trustee.

The Interstar Millennium Trusts securitization program was established pursuant to a master trust deed for the purpose of enabling Perpetual Trustees Victoria Limited, as trustee of each trust established pursuant to the Interstar Millennium Trusts securitization program, to invest in pools of housing loans originated from time to time by the servicer. The Master Trust Deed provides for the creation of an unlimited number of trusts. The Master Trust Deed establishes the general framework under which trusts may be established from time to time. It does not actually establish any trusts. The Interstar Millennium Series 2003-1G Trust is a separate and distinct trust from any other trust established under the master trust deed. The assets of the Interstar Millennium Series 2003-1G Trust are not available to meet the liabilities of any other trust and the assets of any other trust are not available to meet the liabilities of the Interstar Millennium Series 2003-1G Trust.

The property of the Trust primarily consists of residential mortgage loans (the "Loans"). Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibit 13.1, and the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.2.

Additionally, an Officer's Certificate of Compliance, executed by a director of the Manager is filed herewith as Exhibit 99.1. Such statement certifies that the Manager and the Issuer Trustee, in such capacities, have complied with all conditions and covenants under the transaction documents for the issuance of the Notes by the Trust.

Arcturus Management Pty Limited, the previous / original parent company of Interstar Securities Holdings Pty Limited ("Interstar"), entered into a call option arrangement with ZCM Australia Asset Holdings Limited to acquire all of the issued shares of Interstar, the parent company of Interstar Securitisation Management Pty Limited (the "Trust Manager") and Interstar Securities (Australia) Pty Limited (the "Servicer").

On 1 September 2003, the Challenger Financial Services Group Limited entered into a share sale and purchase agreement (the "Agreement") with ZCM Asia Holdings Pty Limited ("ZCM") to acquire the assets of ZCM's Australian Principal Finance business. In connection with the sale of its Australian principal finance business, ZCM sold 100% of the shares in ZCM Australia Asset Holdings Limited to Challenger Financial Services Group Limited. As of 29 September 2003, Challenger Financial Services Group Limited directed ZCM Australia Asset Holdings Limited to exercised its option to acquire all of the shares of

Interstar under the call option arrangement. As a result, the Trust Manager and the Servicer are wholly-owned subsidiaries of Challenger Financial Services Group Limited.


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Not Applicable.


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Not Applicable.


ITEM 7.   MAJOR SHAREHOLDERS AND INTEREST OF MANAGEMENT AND
          RELATED PARTIES IN TRANSACTIONS

Interstar Securitisation Management Pty Ltd is a wholly owned subsidiary of Interstar Securities (Australia) Pty Ltd. Its principal business activity is the management of securitisation trusts established under the Interstar Millennium Trust Programmes.

Interstar Securities (Australia) Pty Ltd acts as servicer (the "Servicer") to the trust. The servicer receives a servicer fee from the trust.

The servicer is a wholly owned direct subsidiary of the Interstar Securities Holdings Pty Limited ("Interstar Holdings"). All shares in Interstar Holdings are ultimately owned (effective September 29, 2003) by CPH Management Ltd, in its capacity as responsible entity of Challenger Financial Services Group.

The Manager has entered into an arrangement agreement with the Servicer, whereby the Servicer provides services and various facilities to the Manager on commercial terms, in order for the Manager to carry out its functions as manager under the securitization trusts. Interstar Securitisation Management Pty Ltd pays management fees to the servicer.


ITEM 8.   FINANCIAL INFORMATION

Not Applicable


ITEM 9.   MARKETS

The notes are not traded on any nationally recognized exchange in the United States.


ITEM 10.  EXCHANGE CONTROLS, TAXATION, LEGAL PROCEEDINGS, HOLDERS OF NOTES

EXCHANGE CONTROLS

ANTI-TERRORISM RESTRICTIONS
The written approval of the Australian Minister of Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the Taliban, Osama bin Laden, Al Qa'ida, Jemaah Islamiyah and other terrorist organizations (which may be known by different names). Transactions involving persons published in the Commonwealth Government Gazette without the permission of the Australian Minister for Foreign Affairs are a criminal offence.

PROHIBITED TRANSACTIONS
Transactions involving the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange)Regulations 1959
(Cth).The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

TRANSACTIONS WHICH MAY BE APPROVED BY THE RESERVE BANK OF AUSTRALIA
o Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.


TAXATION CERTAIN AUSTRALIAN TAX MATTERS

The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.


PAYMENTS OF PRINCIPAL, PREMIUMS AND INTEREST

Under current Australian tax law, non-resident holders of Notes are not subject to Australian income tax on payments of interest or amounts in the nature of interest unless the Notes are held as part of a business carried on, at or through a permanent establishment in Australia. However, interest or amounts in the nature of interest paid to such non-residents may be subject to interest withholding tax, which is currently imposed at the rate of 10%. A premium on redemption, if any, would generally be treated as an amount in the nature of interest for this purpose. Pursuant to section 128F of the Income Tax Assessment Act 1936 of the Commonwealth of Australia (the "1936 Act"), an exemption from Australian interest withholding tax is available where the following prescribed conditions are met. These conditions are:

o the Issuer Trustee is a company that is a resident of Australia, or a non-resident carrying on business at or through a permanent establishment in Australia, when it issues the Notes and when interest, as defined in section 128A(1AB) of the 1936 Act, is paid; and

o the Notes were issued in a manner which satisfied the public offer test as prescribed under section 128F of the 1936 Act or which satisfied the definition of a global bond under subsection 128F(10) of the 1936 Act.

The Notes were issued in a way that satisfied the public offer test and otherwise met the requirements of section 128F of the 1936 Act. Accordingly, payments of principal and interest, and any premium upon redemption made to a non-resident Noteholder, who does not carry on business through a permanent establishment in Australia, will not be subject to Australian income or withholding tax.

The exemption from Australian withholding tax will not apply to interest paid by the Issuer Trustee to an associate of the Issuer Trustee within the meaning of section 128F of the 1936 Act if, at the time of the payment, the Issuer Trustee knows, or has reasonable grounds to suspect, that the person is an associate unless the associate receives payment of the interest (or amount in the nature of interest):

o if the associate is not an Australian resident, in carrying on business in Australia at or through a permanent establishment; or

o if the associate is an Australian resident, other than through a business carried on by the associate at or through a permanent establishment outside Australia; or in the capacity of a clearing house, paying agent, custodian, funds manager, or responsible entity of an Australian registered scheme.

PROFIT ON SALE

Under existing Australian law, non-resident holders of Notes will not be subject to Australian income tax on profits derived from the sale or disposal of those Notes provided that:

o the Notes are not held as part of a business carried on, at or through a permanent establishment in Australia; and

o the profits do not have an Australian source. The source of any profit on the disposal of Notes will depend on the factual circumstances of the actual disposal. Where the Notes are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have a business carried on, at or through a permanent establishment in Australia, the profit should not have an Australian source.


TAXATION OF FINANCIAL ARRANGEMENTS

The Australian Federal Government enacted The New Business (Taxation of Financial Arrangements) Act (No. 1) 2003 ("the TOFA Act"). The TOFA Act includes measures in relation to the treatment of foreign currency gains and losses on transactions entered into on or after the first income year commencing on or after July 1, 2003. In addition, the new rules will also apply, at the option of the taxpayer, to foreign currency gains and losses on transactions entered into prior to the first income year commencing after July 1, 2003 but realised after that time.

The TOFA Act also contains measures in relation to the removal of the taxing point on conversion or exchange of certain traditional securities. These measures apply to traditional securities issued after May 14, 2002.

The  specific  taxation  implications  of these  measures  will vary as  between
Noteholders.   Broadly,  the  taxation   consequences  will  depend  on  whether
Noteholders own the Notes on revenue or capital account.

The measures should not impact non-resident Noteholders who do not have a permanent establishment in Australia.


GOODS AND SERVICES TAX

Australia has a goods and services tax under which an entity is required to pay goods and services tax on any taxable supplies it makes. The amount of goods and services tax payable will be equal to 1/11th of the total consideration received for the supply.

The GST is a transactions based tax and accordingly may impact various transactions in which the Issuer Trustee is involved. Broadly, the impact of the GST regime will depend on the type of supply made by the Issuer Trustee.

Where the supply by the Issuer Trustee is a "taxable supply", the Issuer Trustee will have to remit GST equal to 1/11th of the total consideration received for the supply to the ATO. The Issuer Trustee can obtain full input tax credits for GST paid on goods and / or services acquired to make the taxable supply.

Where the supply by the Issuer Trustee is a "GST free supply", the Issuer Trustee does not remit GST on the supply to the ATO. The Issuer Trustee can obtain full input tax credits for GST paid on things acquired to make the GST free supply.

Where the supply by the Issuer Trustee is an "input taxed supply", which includes financial supplies, the Issuer Trustee is not required to remit GST on the supply. The Issuer Trustee is generally not entitled to input tax credits for GST paid on goods and / or services acquired to make input taxed supplies. In some circumstances, however, "reduced input tax credits" may be available.

On the basis of the current GST legislation, the issue of the Notes would constitute either a financial supply or a GST-free supply depending on the status and location of the Noteholders (note that the issue of Notes to non-resident Noteholders is likely to constitute a GST-free supply). In either case GST is not charged in respect of the supply. Payments of interest or principal made on the Notes would not constitute a separate supply for GST purposes nor consideration for a supply by Noteholders.

OTHER TAXES

Under current Australian law, there are no gift, estate or other inheritance taxes or duties. A transfer of, or agreement to transfer, Notes executed outside of Australia should not be subject to Australian stamp duty.

TAX CONSOLIDATION

The "head company" of a consolidatable tax group may elect for the group to consolidate under the new regime from July 1, 2002 and be taxed as a single entity so that transactions between members of the consolidated group are ignored for tax purposes. Making an election to consolidate is optional, however the choice by a head company to consolidate brings all of its wholly-owned members, which includes companies, partnerships and trusts, into the regime. An entity is wholly-owned for these purposes, if all of the membership interests in it are held directly or indirectly by the head company.

The head company of a tax consolidated group will be liable for income tax in respect of itself and all of its wholly-owned group members. The legislation provides that where, however, the head company fails to meet its income tax liabilities, each wholly-owned group member is jointly and severally liable to pay the consolidated group's income tax liabilities. Thus, there is a contingent risk that the members of a consolidated group may be liable to contribute to a consolidated group's income tax liabilities.

The Trust, as currently structured, is not a wholly-owned member of a consolidated tax group. As a result, the Trust will not, as currently structured, be liable to contribute to any consolidated group's income tax liabilities.


THIN CAPITALISATION

Australia has thin capitalisation measures that operate to deny or reduce a portion of interest deductions. These rules apply where an entity is either an "Outward Investing Entity" or an "Inward Investing Entity". Whilst the Trust is neither an Outward Investing Entity nor an Inward Investing Entity, the rules may still apply to the Trust if the Manager, as the beneficiary of the Trust, is itself an Inward Investing Entity or an Outward Investing Entity. The Manager is currently not an Inward Investing Entity. In addition, it is expected that the Manager will satisfy a de minimus exemption provided by the law so that it will not be subject to the thin capitalisation rules as an Outward Investing Entity.

In any case, the Australian Federal Government has recently enacted legislation which provides that securitisation vehicles which meet the structured finance criteria for special purpose entities in Australia of an internationally recognized ratings agency and fund their activities by the issue of debt interests, will not be subject to the thin capitalisation regime. The Trust should meet these criteria and thus the rules should not apply to the Trust. Even if the rules do apply to the Trust, on the basis that the beneficiary of the Trust is presently entitled to the income of the Trust, any resultant tax liability will be met by the beneficiary and, therefore, should not adversely affect the ability of the Issuer Trustee to pay principal and interest on the Notes.

DEBT/EQUITY RULES

The Debt/Equity rules, applicable generally from July 1, 2001, under which debt can be recharacterised as equity for tax purposes should not affect the tax deductibility of interest on the Notes.

TAXATION OF THE TRUST

The net income of the Trust for a given year of income will be determined after deducting from the assessable income of the Trust any allowable deductions incurred by the Trust. The assessable income will primarily be the interest income that is derived by the Trust from the provision of mortgage finance. Subject to certain exceptions, the allowable deductions of the Trust will primarily be the expenses which are incurred for the purpose of deriving assessable income or necessarily incurred in carrying on a business for the purpose of gaining or producing assessable income. Expenses which are capital in nature will not be allowable as deductions.

Under the current taxation law, the net income of the Trust is to be included in the assessable income of the beneficiaries of the Trust who are presently entitled to the income. This will be so whether or not the income is actually paid to the unitholder, where the unitholder is presently entitled to the net income of the Trust. Where the net income is paid to a unitholder, it will be assessable to the unitholder in the year to which the distribution relates notwithstanding that it may be paid in the following year of income.

In the case of the Trust, the residual income unit is held by the unitholder who will be presently entitled to the net income of the Trust. The Trust itself will not currently be liable to income tax on the net income derived by the Trust.


TAX REFORM PROPOSALS - TAXATION OF TRUSTS AS COMPANIES

Under the Review of Business Taxation recommendations it was proposed that some Trusts be taxed as if they were companies as from July 1, 2001. The Australian federal government released draft legislation to implement these recommendations. The draft legislation provided that non-fixed Trusts would be taxed as if they were companies. Fixed Trusts, however, would not be subject to the proposed measures and would therefore retain their current taxation treatment and accordingly will continue to receive flow-through treatment. The Exposure Draft Legislation was subject to an extensive consultation process. As a result of this process, the Australian federal government resolved that the Exposure Draft Legislation involved numerous complications, therefore it has since been withdrawn.

The Australian Federal Government may issue new draft rules in relation to the taxation of Trusts in the future, however the form and proposed start date of these measures remain uncertain.

In any case, the measures should in no way impact the payment to Noteholders who will continue to receive their interest payments in respect of the Notes issued by the Issuer Trust.


LEGAL PROCEEDINGS

The Manager knows of no material legal proceedings involving any of the Trust, the Manager, the Servicer or the Issuer Trustee.


HOLDERS OF NOTES

The Notes are currently represented by certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company. Accordingly, Cede & Co. is the sole holder of record of the Notes, which it holds on behalf of brokers, dealers, banks and other direct participants in the DTC system.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK MARKET RISKS

CURRENCY EXCHANGE CONTROL RISK

Interest and principal payments to holders of the Notes are paid in United States dollars ("U.S. dollars"). However payments on the Loans (the "Collections") are received by the Issuer Trustee, in Australian dollars, in Australia. Pursuant to certain swap agreements ("Currency Swaps") the Issuer Trustee is required to pay a portion of the Collections to certain swap counterparties (the "Currency Swap Providers") who in turn pays ("Swap Currency Exchange"), at the direction of the Issuer Trustee, U.S. dollars to the holders of the Notes. It is possible that in the future, Australia may impose exchange controls that affect the availability of Australian dollar payments for making payments under the Currency Swaps. The holders of the Notes will bear the risk of the imposition of foreign exchange controls by the Australian government that impact upon the Issuer Trustee's ability to exchange the Collections for U.S. dollars.

The Issuer Trustee has no control over such risk, which will generally be affected by economic and political events in Australia. If the Issuer Trustee does not pay some or all of the amount in Australian dollars which it is required to pay the Currency Swap Providers under the Currency Swaps, the Currency Swap Providers are only required to pay the U.S. dollar equivalent of the amounts it actually receives. In such event, it is unlikely that the Trust would have sufficient U.S. dollars to make the payments due on the Notes.

Under temporary Australian foreign exchange controls, which may change in the future, buying, borrowing,selling, lending or exchanging foreign currency (where the transaction relates to property, securities or funds) by an Australian resident to, or on behalf of the following payees is subject to restrictions:

     o    the Government of Iraq or its agencies or nationals;
     o    certain Yugoslav entities or individuals;
     o    Jemiah Islamiah;
     o UNITA (the Union for the Total Independence of Angola), its senior officials and their immediate families;
     o the Government of Zimbabwe, any public authority or controlled entity of the Government of Zimbabwe and certain other individuals identified by the Reserve Bank of Australia;
     o the Taliban (also known as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban;
     o Osama bin Laden, the Al-Qaeda organisation and certain other individuals identified by the Reserve Bank of Australia as being linked to terrorism; and
     o the persons whose names are published in the Commonwealth Government Gazette Gn42 as amended by Commonwealth Government Gazette Gn37 and Commonwealth Government Gn49, and the persons whose names are listed under Suppression of the Financing of Terrorism Act 2002 (Commonwealth). Any funds transferred from Australia or to non-Australian residents may be subject to withholding taxes in relation to remittances of dividends, to the extent they are unfranked, and interest payments.

Approval of the Reserve Bank of Australia is required for certain large transactions (i.e greater than A$100,000) by or on behalf of:

     o    the Embassy of the Federal Republic of Yugoslavia;
     o    the consulate-General of the Federal Republic of Yugoslavia; and
     o    the National Bank of Yugoslavia;

Under the Charter of the United Nations (Anti-terrorism Measures) Regulations 2001 (the "UN Regulations") (as administered by the Department of Foreign Affairs and Trade in Australia), restrictions exist in relation to dealings with the assets of persons or entities mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373 (2001), as proscribed by the Minister for Foreign Affairs in Australia pursuant to Regulation 7 of the UN Regulations.


CURRENCY EXCHANGE RISK

Interest and principal on the Notes is payable in U.S. dollars and the Trust's primary source for funding its payments on the Notes is its Collections on the Loans, which will be sourced in Australian dollars. If the Currency Swap Providers were to fail to perform under the Currency Swaps or were to be discharged from such performance because of a default thereunder by the Trust, the Trust might have to exchange its Australian dollars for U.S. dollars at an exchange rate that is less favorable to the Trust than when the Currency Swap were entered into and might therefore not have sufficient U.S. dollars to make timely payments on the Notes, even though the delinquency and loss experience on the Loans may be acceptable.


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable



PART II

ITEM 13.   DEFAULTS AND DELINQUENCIES

There has been no material default or delinquency in the payment of principal or interest on the Notes. Delinquency and loss information on the mortgage loans has been provided in the Noteholder Reports.


ITEM 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE
           OF PROCEEDS

None.



PART III

ITEM 15.   CONTROLS AND PROCEDURES

Not Applicable

ITEM 16.   [Reserved]

Not Applicable


ITEM 17.   FINANCIAL STATEMENTS

Not Applicable


ITEM 18.   FINANCIAL STATEMENTS

Not Applicable


ITEM 19.   EXHIBITS

The following documents are filed as part of this Annual Report:

1.  Exhibit 13.1:   Noteholders Report for the May 27, 2003 Payment Date,
2.  Exhibit 13.2:   Aggregate Totals for the Fiscal Year
3.  Exhibit 31.1:   Section 302 Certification
4.  Exhibit 99.1:   The Manager Officer's Certificate of Compliance
5.  Exhibit 99.2:   The Servicer  Officer's Certificate of Compliance
6.  Exhibit 99.3:   Independent Auditor's Annual Servicer Compliance Certificate

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED



  /S/ SAM KYRIACOU
----------------------
Name:   Sam Kyriacou
Title:  Director
Date:   January 12, 2004

                                INDEX TO EXHIBITS


    Exhibit No.                Document Description

       13.1      Noteholders Report for the May 27, 2003 Payment Date
       13.2      Aggregate Totals for the Fiscal Year
       31.1      Section 302 Certification
       99.1      The Manager Officer's Certificate of Compliance
       99.2      The Servicer Officer's Certificate of Compliance
       99.3      Independent Auditors Annual Servicer's Compliance Certificate