Form 20-F
period 2003-06-30
INTERSTAR SECURITISATION MANAGEMENT PTY LTD
filed 2004-01-13
CIK 1174852

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

For the period from July 17, 2002 to June 30, 2003.
Commission file number 333-90190

                 INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED
   In its capacity as Manager of the Interstar Millennium Series 2002-1G Trust
                      Australian Company Number 100 346 898
             (Exact name of Registrant as specified in its charter)

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT
US$1,000,000,000  Class A2 Mortgage Backed Floating Rate Notes due 2034

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

      Yes   |X|   No    |_|

Indicate by check mark which financial statement item the registrant has elected to follow

      Item 17|_|         Item 18|_|         Incorporated by Reference to filings
                                            on Form 6k     |X|

                              CROSS-REFERENCE SHEET

20-F ITEM NUMBERS AND CAPTION                            LOCATION


PART I

1. Identity of Directors, Senior Management and          Not applicable
   Advisers

2. Other Statistics and Expected Timetable               Not applicable

3. Key Information                                       Selected Financial Information

4. Information on the Trust                              Property

5. Operation and Financial Review and Prospects          Not Applicable

6. Directors, Senior Management and Employees            Not applicable

7. Major Shareholders and Related Party                  Major Shareholders and
   Transactions                                          Interest of Transactions
                                                         Management and Related Parties
                                                         in Transactions

8. Financial  Information                                Not  applicable

9. The Offer and Listing                                 Markets

10. Additional Information                               Exchange Controls, Taxation,
                                                         Legal Proceedings, Holders of
                                                         Notes

11. Quantitative and Qualitative Disclosures             Market Risk
    About Market Risk

12. Description of Securities Other Than                 Not applicable
    Equity Securities



PART II

13. Defaults, Dividend Arrearages and                   Defaults and Delinquencies
    Delinquencies

14. Material  Modifications  to  Rights of              Material  Modifications to
    Security Holders and Use of Proceeds                Rights of Security Holders

15. Controls and Procedures                             Not applicable

16. [RESERVED]                                          Not applicable

PART III

17. Financial  Statements                               Not applicable

18. Financial Statements                                Not applicable

19. Exhibits                                            Exhibits

TABLE OF CONTENTS

PART 1........................................................................1

Incorporation of Certain Documents By Reference...............................1

Item 1.  Identity of Directors, Senior Management and Advisors................1

Item 2.  Offer Statistics and Expected Timetable..............................1

Item 3.  Selected Financial Information.......................................1

Item 4.  Information on the Trust.............................................2

Item 5.  Operating and Financial Review and Prospects.........................3

Item 6.  Directors, Senior Management and Employees...........................3

Item 7.  Major Shareholders and Interest of Management and Related
         Parties in Transactions..............................................3

Item 8.  Financial Information................................................3

Item 9.  Markets..............................................................3

Item 10. Exchange Controls, Taxation, Legal Proceedings, Holders of
         Notes................................................................3

Item 11. Quantitative and Qualitative Disclosures About Market Risk
         Market Risks.........................................................9

Item 12. Description of Securities Other Than Equity Securities..............10

PART II......................................................................10

Item 13. Defaults and Delinquencies..........................................10

Item 14. Material Modifications to Rights of Security Holders and Use
         of Proceeds.........................................................10


PART III.....................................................................10

Item 15. Controls and Procedures.............................................10

Item 16. [Reserved]..........................................................11

Item 17. Financial Statements................................................11

Item 18. Financial Statements................................................11

Item 19. Exhibits............................................................11


EXHIBITS

Exhibit 13.1:  Noteholders Report for the October 8, 2002 Payment Date

Exhibit 13.2:  Noteholders Report for the January 7, 2003 Payment Date

Exhibit 13.3:  Noteholders Report for the April 7, 2003 Payment Date

Exhibit 13.4:  Aggregate Totals for Fiscal Year

Exhibit 31.1:  Section 302 Certification

Exhibit 99.1:  The Manager officer's Certificate of Compliance

Exhibit 99.2:  The Servicer officer's Certificate of Compliance

Exhibit 99.3:  Independent Auditors Annual Servicer's Compliance Certificate

INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

PART 1

This Annual Report on Form 20-F relates to the Interstar Millennium Series 2002-1G Trust (the "Trust") and the Class A2 Mortgage Backed Floating Rate Notes (the "Notes") issued pursuant to the Note Trust Deed dated as of July 17, 2003 (the "Note Trust Deed"), between Perpetual Trustees Victoria Limited, the issuer trustee (the "Issuer Trustee"); Interstar Securitisation Management Pty Ltd (the "Manager"), as Manaer; and The Bank of New York, as note trustee (the "Note Trustee"). Capitalised terms used in this Form 20-F and not defined have the same meanings given to them in the Prospectus and Series Notice relating to the Notes.

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

o     Noteholders Report for the October 8, 2002 Payment Date

o     Noteholders Report for the January 7, 2003 Payment Date

o     Noteholders Report for the April 7, 2003 Payment Date

The Manager also attaches hereto, as Exhibit 13.2 the following document:

o     Aggregate Totals for Fiscal Year.

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

ITEM 4.  INFORMATION ON THE TRUST

The legal name of the Trust is the Interstar Millennium Series 2002-1G Trust. The Trust was established by execution of a notice of creation of trust by Interstar Securities (Australia) Pty Limited, the Manager and the Issuer Trustee.

The Interstar Millennium Trusts securitization program was established pursuant to a master trust deed for the purpose of enabling Perpetual Trustees Victoria Limited, as trustee of each trust established pursuant to the Interstar Millennium Trusts securitization program, to invest in pools of housing loans originated from time to time by the servicer. The Master Trust Deed provides for the creation of an unlimited number of trusts. The Master Trust Deed establishes the general framework under which trusts may be established from time to time. It does not actually establish any trusts. The Interstar Millennium Series 2002-1G Trust is a separate and distinct trust from any other trust established under the Master Trust Deed. The assets of the Interstar Millennium Series 2002-1G Trust are not available to meet the liabilities of any other trust and the assets of any other trust are not available to meet the liabilities of the Interstar Millennium Series 2002-1G Trust.

The property of the Trust primarily consists of residential mortgage loans (the "Loans"). Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibit 13.1, Exhibit 13.2 and Exhibit 13.3, and the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.4.

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

On 1 September 2003, the Challenger Financial Services Group Limited entered into a share sale and purchase agreement (the "Agreement") with ZCM Asia Holdings Pty Limited ("ZCM") to acquire the assets of ZCM's Australian Principal Finance business. In connection with the sale of its Australian principal finance business, ZCM sold 100% of the shares in ZCM Australia Asset Holdings Limited to

Challenger Financial Services Group Limited. As of 29 September 2003, Challenger Financial Services Group Limited directed ZCM Australia Asset Holdings Limited to exercise its option to acquire all of the shares of Interstar under the call option arrangement. As a result, the Trust Manager and the Servicer are wholly-owned subsidiaries of Challenger Financial Services Group Limited.


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

Interstar Securities (Australia) Pty Ltd acts as servicer (the "Servicer") to the trust. The servicer receives a servicer fee direct from the trust.

The servicer is a wholly owned direct subsidiary of the Interstar Securities Holdings Pty Limited ("Interstar Holdings"). All shares in Interstar Holdings are ultimately owned (effective September 29, 2003) by CPH Management Ltd, in its capacity as responsible entity of Challenger Financial Services Group.

The Manager has entered into an arrangement with the Servicer, whereby the Servicer provides services and various facilities to the Manager on commercial terms, in order for the Manager to carry out its functions as manager under the securitization trusts. Interstar Securitisation Management Pty Ltd pays management fees to the servicer.


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


TAXATION CERTAIN AUSTRALIAN TAX MATTERS

The following statements with respect to Australian taxation are only general summaries and are based on advice received by the Manager from their Taxation adviser. Purchasers of Notes should consult their own tax advisers concerning the consequences, in their particular circumstances, under Australian tax laws, and the laws of any other taxing jurisdiction, of the ownership of or any dealing in the Notes.

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

Under temporary Australian foreign exchange controls, which may change in the future, buying, borrowing, selling, lending or exchanging foreign currency (where the transaction relates to property, securities or funds) by an Australian resident to, or on behalf of the following payees is subject to restrictions:

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


ITEM 18. FINANCIAL STATEMENTS

Not Applicable


ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1.   Exhibit 13.1:  Noteholders Report for the October 8, 2002 Payment Date
2.   Exhibit 13.2:  Noteholders Report for the January 7, 2003 Payment Date
3.   Exhibit 13.3:  Noteholders Report for the April 7, 2003 Payment Date
4.   Exhibit 13.4:  Aggregate Totals for the Fiscal Year
5.   Exhibit 31.1:  Section 302 Certification
6.   Exhibit 99.1:  The Manager officer's Certificate of Compliance
7.   Exhibit 99.2:  The Servicer officer's Certificate of Compliance
8.   Exhibit 99.3:  Independent Auditor's Annual Servicer Compliance Certificate

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERSTAR SECURITISATION MANAGEMENT PTY LIMITED


/s/ Sam Kyriacou
----------------------
Name: Sam Kyriacou
Title: Director
Date: January 12, 2004

                                INDEX TO EXHIBITS


 Exhibit No.                  Document Description

    13.1      Noteholders Report for the October 8, 2002 Payment Date
    13.2      Noteholders Report for the January 7, 2003 Payment Date
    13.3      Noteholders Report for the April 7, 2003 Payment Date
    13.4      Aggregate Totals for the Fiscal Year
    31.1      Section 302 Certification
    99.1      The Manager officer's Certificate of Compliance
    99.2      The Servicer officer's Certificate of Compliance
    99.3      Independent Auditors Annual Servicer's Compliance Certificate