Form 20-F/A
period 2003-06-30
INTERSTAR SECURITISATION MANAGEMENT PTY LTD
filed 2004-03-01
CIK 1174852

SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                    FORM 20-F/A

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

      Item 17|_|  Item 18|_|  Incorporated by Reference to filings on Form 6k|X|

                              CROSS-REFERENCE SHEET

20-F ITEM NUMBERS AND CAPTION                LOCATION


PART I


1.  Identity of Directors, Senior            Not applicable
    Management and Advisers

2.  Other Statistics and Expected            Not applicable
    Timetable

3.  Key Information                          Selected Financial Information

4.  Information on the Trust                 Property

5.  Operation and Financial Review and       Not Applicable
    Prospects

6.  Directors, Senior Management and         Not applicable
    Employees

7.  Major Shareholders and Related           Major Shareholders and Interest of
    Party Transactions                       Transactions Management and Related
                                             Parties in Transactions

8.   Financial Information                   Not applicable

9.   The Offer and Listing                   Markets

10.  Additional Information                  Exchange Controls, Taxation, Legal
                                             Proceedings, Holders of Notes

11. Quantitative and Qualitative             Market Risk
    Disclosures About Market Risk

12. Description of Securities Other          Not applicable
    Than Equity Securities

PART II

13. Defaults, Dividend Arrearages and        Defaults and Delinquencies
    Delinquencies

14. Material Modifications to Rights         Material Modifications to Rights of
    of Security Holders and Use of           Security Holders
    Proceeds

15. Controls and Procedures                  Not applicable

16. [RESERVED]                               Not applicable


PART III

17. Financial Statements                     Not applicable

18. Financial Statements                     Not applicable

19. Exhibits                                 Exhibits

TABLE OF CONTENTS

PART I

Incorporation of Certain Documents by Reference................................1

Item 1:  Identity of Directors, Senior Management and Advisors.................1

Item 2:  Offer Statistics and Expected Timetable...............................1

Item 3:  Selected Financial Information........................................1

Item 4:  Information on Trust..................................................2

Item 5:  Operation and Financial Review and Prospectus.........................3

Item 6:  Directors, Senor Management and Employees.............................3

Item 7:  Major Shareholders and Interest of Management and Related
         Parties in Transactions...............................................3

Item 8:  Financial Information.................................................3

Item 9:  Markets...............................................................3

Item 10: Exchange Controls, Taxation, Legal Proceedings, Holders of Notes......3

Item 11: Quantitative and Qualitative Disclosures about Market Risk
         Market Risks..........................................................9

Item 12: Description of Securities other than Equity Securities...............10


PART II

Item 13: Defaults and Delinquencies...........................................11

Item 14: Material Modification to Rights of Security Holders
         and Use of Proceeds..................................................11

Item 15: Controls and Procedures..............................................11

Item 16: [Reserved]...........................................................11


PART III

Item 17: Financial Statements.................................................11

Item 18: Financial Statements.................................................11

Item 19: Exhibits.............................................................11



EXHIBITS

Exhibit 13.1: Noteholders Report for the October 8, 2002 payment date
              Noteholders Report for the January 7, 2003 payment date Noteholders Report for the April 7, 2003 payment date
Exhibit 13.2: Aggregate Totals for Fiscal Year
Exhibit 99.1: The Manager Officer's Certificate of Compliance
Exhibit 99.2: The Servicer Officer's Certificate of Compliance
Exhibit 99.3: Independent Auditors Annual Servicer's Compliance Certificate

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

The property of the Trust primarily consists of residential mortgage loans (the "Loans"). Information concerning such property can be found in the quarterly Noteholders Reports, attached as Exhibit 13.1, Exhibit 13.2, and Exhibit 13.3 and the Aggregate Totals for the Fiscal Year, attached as Exhibit 13.4.

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

EXCHANGE CONTROLS AND LIMITATIONS

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

TRANSACTIONS  WHICH  MAY BE  APPROVED  BY THE  RESERVE  BANK  OF  AUSTRALIA  |X|

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

     o the Taliban (also know as the Islamic Emirate of Afghanistan) or any undertaking owned or controlled, directly or indirectly, by the Taliban;

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


ITEM 18. FINANCIAL STATEMENTS

Not Applicable


ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1.  Exhibit 13.1:  Noteholders Report for the October 7, 2002 Payment Date

2.  Exhibit 13.2   Noteholders Report for the January 7, 2003 Payment Date

3.  Exhibit 13.2   Noteholders Report for the April 7, 2003 Payment Date

4.  Exhibit 13.4:  Aggregate Totals for the Fiscal Year

5.  Exhibit 31.1   Section 302 Certification

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



/s/ Sam Kyriacou
-------------------
Name: Sam Kyriacou
Title: Director
Date: February 19 2004

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